TransAlta reports third quarter results and announces strategic partnership with MidAmerican

CALGARY, Alberta (October 26, 2012) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported third quarter 2012 comparable earnings(1) of $41 million ($0.18 per share) versus comparable earnings of $61 million ($0.27 per share) for the same period in 2011.

Comparable results for the quarter were primarily driven by strong availability across the fleet as generation gross margins increased by $51 million compared to the same period last year. Lower operations, maintenance and administrative costs also benefited the quarter. These gains were partially offset by higher planned major maintenance and a loss in Energy Trading. Lower prices in the Alberta and Pacific Northwest markets were also a factor.

  Comparable EBITDA(1, 2) for third quarter 2012 was $254 million compared to $237 million in the third quarter of 2011

  Funds from operations(1, 2) (FFO) for third quarter of 2012 were $232 million compared to $168 million in the third quarter of 2011

  Net earnings attributable to common shareholders for the quarter were $56 million ($0.24 per share) compared to net earnings of $50 million ($0.22 per share) in the third quarter of 2011

Consistent strength in Generation performance; on track to achieve full year fleet availability of 89-90 per cent

“Investments in our fleet are providing us with strong availability and performance,” said Dawn Farrell, TransAlta President and CEO. “The majority of our major maintenance has been completed for the year and we are set up to maintain this consistent performance over the long term.”

Fleet availability remained strong for third quarter 2012 increasing to 90.9 per cent compared to 83.9 per cent over the same period last year.  TransAlta has now completed five of six major maintenance outages as planned on its coal units and remains on track to deliver on its fleet availability goal of 89 – 90 per cent for the full year.

TransAlta continues to generate strong cash flows and has ample liquidity

For the full year, TransAlta continues to target FFO at the low end of its previously stated range of $800 - $900 million excluding the one-time net penalty associated with the Sundance units 1 & 2 arbitration decision. FFO at these levels, combined with available liquidity and the contribution from TransAlta’s dividend reinvestment plan, currently at an approximate 70 per cent participation level, are more than sufficient to cover its dividend and sustaining capital program in 2012.

(1)Comparable earnings (loss), comparable earnings (loss) per share, comparable EBITDA, and funds from operations, are not defined under International Financial Reporting Standards ("IFRS"). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings trends in comparison with prior periods' results. Refer to the Non-IFRS Measures section of the Management's Discussion and Analysis ("MD&A") for further discussion of these items, including, where applicable, reconciliations to net earnings (loss) attributable to common shareholders, operating income (loss), and cash flow from operating activities.

(2) Comparable EBITDA and funds from operations are key supplemental performance measures for TransAlta which provide additional information regarding the company’s ability to cover its capital requirements and dividends as well as strengthen its balance sheet and finance growth.

Strategic partnership

TransAlta and MidAmerican Energy Holdings Company (MidAmerican) announced today the creation of a new strategic partnership through which the two companies will work together to develop, build and operate new natural gas-fired electricity generation projects in Canada.

This partnership builds on an existing successful relationship. The extensive power development and operating experience of both companies, combined with TransAlta’s deep knowledge of the Canadian markets and MidAmerican’s financial strength, is expected to accelerate gas-fired power development for both partners.

“The creation of this partnership is a new and exciting development in our growth strategy and better positions the two companies to pursue significant growth opportunities in Canada,” said Dawn Farrell, TransAlta president and CEO. “Studies are showing that more than $200 billion worth of new investment in power generation is needed in Canada over the next 20 years. MidAmerican is a strong partner to enable us to capture a sizeable share of that market opportunity, and this project will build off our already existing business relationship, which dates back to 2001.”

The agreement encompasses all new natural gas-fueled generation opportunities considered by either TransAlta or MidAmerican in Canada, including TransAlta’s proposed Sundance 7 project, an up to 800-megawatt project based in Alberta, Canada. All development and construction or acquisition of approved projects will be funded on a 50-50 basis, and TransAlta will be responsible for construction management, operation and maintenance of projects that proceed.

Highlights - TransAlta third quarter 2012

Financial

  Funds from operations of  $232 million or $0.99 per share

  Comparable earnings of  $41 million or $0.18 per share

  Dividends paid of $0.29 per share to common shareholders

  Approximately 70 per cent participation in our dividend reinvestment plan, resulting in an estimated annualized cash savings of approximately $200 million

Operating

  Coal: Comparable gross margins from TransAlta’s coal fleet increased $23 million quarter over quarter despite higher planned outages at Alberta Coal

  Gas: Comparable gross margins from TransAlta’s gas fleet increased $13 million quarter over quarter as a result of strong availability and reduced gas input costs

  Renewables: Comparable gross margins increased $15 million quarter over quarter primarily due to strong hydro generation outpacing weak prices in Alberta and lower wind volumes in Western Canada

  Energy Trading: Gross margins decreased $61 million quarter over quarter. Third quarter losses were a result of unexpected weather patterns, and unfavourable market conditions relative to trading positions held

Major maintenance

  TransAlta has completed the majority of its 2012 major maintenance program for its coal fleet. Major maintenance outages at Keephills 1 and 2, Centralia, Sheerness and Sundance 3 have been completed. The remaining coal major maintenance outage is on track

Growth

  Acquisition of the 125 megawatt (MW) dual-fuel Solomon power station for U.S. $318M. The Solomon power station is fully contracted with Fortescue Mining Group (FMG) under a long-term Power Purchase Agreement (PPA). The acquisition is expected to generate pre-financing cash flows of approximately $40 million per year and is accretive to both earnings and free cash flow per share

  68 MW New Richmond wind farm in Quebec; target completion by Q1 2013

The following table depicts key financial results and statistical operating data:

Third Quarter 2012 Highlights:

In millions, unless otherwise stated	3 months ended September 30, 2012	3 months ended September 30, 2011	9 months ended September 30, 2012	9 months ended September 30, 2011
Availability (%)	90.9	83.9	88.1	83.7
Production (GWh)	10,155	10,368	27,870	29,350
Revenue	538	629	1,601	1,962
Gross margin(2)	330	371	1,055	1,307
Operating income (loss) (1)	132	106	(90)	523
Net earnings (loss) attributable to common shareholders	56	50	(652)	266
Comparable earnings (loss) (2)	41	61	64	201
Basic and diluted net earnings (loss) per common share	0.24	0.22	(2.85)	1.20
Comparable earnings per share(2)	0.18	0.27	0.28	0.91
Comparable earnings before interest, taxes, depreciation, and amortization (EBITDA)(2)	254	237	699	772
Funds from operations(2)	232	168	571	620
Funds from operations per share(2)	0.99	0.75	2.49	2.79
Cash flow from operations	14	212	275	503

(1) Gross margin and operating income are Additional IFRS measures. Refer to the Additional IFRS measures section of the MD&A.

(2) Comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share are not defined under IFRS. Refer to the Non-IFRS financial measures section of the MD&A for an explanation and, where applicable, reconciliations to net earnings(loss) attributable to common shareholders, operating income (loss) and cash flow from operating activities.

The complete third quarter report for 2012, including MD&A and unaudited interim financial statements, as well as our third quarter presentation is available on the Investors section of our website: www.transalta.com.

Conference call

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jess Nieukerk" as moderator

Dial-in numbers:

Toll-free North American participants – 1-800-319-4610
Outside of Canada & USA call – 1-604-638-5340

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 604-638-9010 with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, pricing in the market place, our inability to enter into long term contracts due to prevailing market conditions, legislative or regulatory developments, competition, global capital markets activity, changes in interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:

            Media inquiries:

Jess Nieukerk

            Stacey Hatcher

Director, Investor Relations

            Senior Corporate Relations Advisor

Phone: 1-800-387-3598 in Canada and U.S.

            Cell: 587-216 2242

Email: investor_relations@transalta.com

Toll-free media number: 1-855-255-9184

            Alternate local number: 403-267-2540